N E W S R E L E A S E

November 15, 2010

Nevsun Commences Resource Expansion Drilling

Nevsun Resources Ltd. (TSX:NSU / NYSE Amex:NSU) is pleased to announce the commencement of its Resource Expansion Drill Program announced in mid September.   Drilling will test the extent of mineralization in the hanging wall copper zone, which is immediately west and adjacent to the Bisha Main deposit. The program will also include infill drilling at Harena, which lies 9km SW of the Bisha Main deposit. With favorable results, both areas could add significant tonnage to the Company’s reserve, extending mine life and cash flow.

Nevsun anticipates at least 8,000m of diamond drilling, using two rigs over the next ten weeks.   After which, results will be assessed and, if favorable, resource/reserve estimation will be initiated on Harena while drilling continues on the hanging wall.

Past drilling at Bisha identified appreciable amounts of relatively low-grade copper mineralization located up to several hundred meters into the hanging wall.  Assays included 12.0m of 2.64% Cu (Hole B-370), 19.6m of 2.11% Cu (Hole B-369), 56.5m of 0.81% Cu (Hole B-335) and 31.5m of 0.76% Cu (Hole B-109). It is interpreted that this zone may extend for hundreds of meters in a north south direction.  Although this mineralization is lower grade than the Bisha Main, it is potentially economic, which could add incremental value to the project.

The Harena deposit saw considerable drilling in 2005/06 that revealed Nevsun’s third VMS near surface deposit on the Bisha licenses, followed up by infill drilling in 2009.  Harena will be a likely source of supplemental feed for Bisha’s processing plant, which could provide valuable cash flow and prolong mine life.

Darin Wasylik, P.Geo., Sr. Geologist for Nevsun, a Qualified Person as defined by National Instrument 43-101, will oversee the drill program and has reviewed the technical contents of this release.

Forward Looking Statements: The above contains forward-looking statements concerning the objectives of the drill program and potential resource and reserve expansion.  Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in the Management Discussion and Analysis of the Company.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer NSU 10-18.doc	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free 1 866 684 6730 Email: ir@kincommunications.com Website: www.nevsun.com